Exhibit 4.4

EMPLOYMENT AGIRIEMENT

THIS EMPOYMENT AGREEMENT, entered into as of October ...7 ..... , 2007, by and between:

A.
the Company styled "GEC GENESIS GROUP, LTD." of Majuro, Republic of the Marshall Islands (hereinafter referred to as 'PRINCIPAL"), duly represented hereto by its authorized Director ALBERT 0. GRANT II, pursuant to corporate Resolutions adopted on an Extraordinary Meeting of its Board of Directors held on .7 October 2007, and

B.	Mr. ANASTASIO CARAYANNIS, Suite 293 487 East Main street, Mount Kisco, New York, USA, (hereinafter referred to as "EMPLOYEE")

NOW THEREFORE, in consideration of the covenants herein contained, the parties agree as follows:

I.	PRINCIPAL offers to EMPLOYEE the position of Executive Director of the PRINCIPAL, for a term of five (5) years.
2.
The EMPLOYEE will conduct the management of the PRINCIPAL on a global basis and will execute the PRINCIPAL'S global business strategy as set forth by the Board of Directors of the PRINCIPAL and the original business plan.

3.	The PRINCIPAL will pay to the EMPLOYEE the amount of fifteen thousand USDollars (US$ 15.000) on a monthly basis as remuneration for services rendered.
4.
Asa further consideration for the position of Executive Director, the EMPLOYEE will receive a Cash Bonus of 10% of the PRINCIPAL's consolidated net profit first year divided equally amongst all Executive Directors of the PRINCIPAL.

5.
The EMPLOYEE has the right to be allocated between 45% to 60% of Pounders shares from the PRINCIPAL'S related transactional clients/star up companies, above allocation divided equally amongst all Executive Directors of the PRINCIPAL.

6.
The EMPLOYEE will be entitled to spend up to seventy five thousand USD011ars (US$ 75.000) for Travel and Entertainment expenses, subject to original receipts related to the PRINCIPAL's business only. All the Executive Directors of the PRINCIPAL shall have the responsibility to unanimously approve requests for all expenses/disbursements exceeding five thousand USDollars (US$ 5.000).

7.
The monthly cash remuneration and the aforementioned level of expenses paid, will become effective upon the conclusion of a capital raise of Two Million USDollars (US$ 2.000.000) or the liquidation of certain private equity holdings equaling the aforesaid amount, whichever event comes first, all above by the PRINCIPAL, therefore above events constitute a Condition Precedent for the validity and effectively of the present Employment Agreement otherwise if above will not occur, the present Employment Agreement will become null and void with no further consequences for the parties hereto.

8.
Unless the parties otherwise notify each other in writing of changes of address, all notices herein shall be deemed served if hand delivered or sent by fax or express courier or registered mail to PRINCIPAL and EMPLOYEE at their respective addresses hereinbelow:

9.
Even though the word "employee" is used, compensation is to be in the form of independant contractor status and the employer is NOT subject to any payroll tax deductions or requirements in any jurisdiction.

PRINCIPAL	EMPLOYEE
GEO GENESIS GROUP. LTD-	ANASTASIO CARAYANNIS
In 610 Perk Avenue,
Apt 10E Now York -
NY 20021 USA
Phone :	Phone :
Fax :	Fax :

IN WITNESS WHEREOF the parties have executed this EMPLOYMENT AGREEMENT as of the day and year first above written.

PRINCIPAL	EMPLOYEE
GEO GENESIS GROUP. LTD-	ANASTASIO CARAYANNIS

By:
ALBERT O. GRANT II
Vice-President/Treiusure/ Director
Authorised Attorney